February 19, 2019

David J. Endicott
Chief Executive Officer
Alcon Inc.
Rue Louis-d'Affry 6
1701 Fribourg, Switzerland

       Re: Alcon Inc.
           Amendment No. 1 to Registration Statement on Form 20-F
           Filed December 27, 2018
           File No. 001-31269

Dear Mr. Endicott:

       We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 10, 2018 letter.

Form 20-F amended December 27, 2018

Failure to comply with law..., page 50

1. We note your response to prior comment 9. Please quantify the portion of your business derived from your activities in the referenced geographical locations. In this regard, it remains unclear why the extent of your business subject to the disclosed risk is not material given the exclusions from the indemnification agreement with your parent outlined in Section 14.2 of exhibit 4.1.
Condensed Combined Interim Financial Statements
Note 3. Selected critical accounting policies, Revenue recognition, page F-86

2. We note from your response to comment 16 that certain of your surgical equipment sales arrangements include usage-based payment terms. Please describe to us these
 David J. Endicott
Alcon Inc.
February 19, 2019
Page 2
      arrangements in greater detail, including the types of equipment usually involved, and explain to us the option under which the customer may instead elect to make direct cash payments.
        You may contact Kristin Lochhead at 202-551-3664 or Brian Cascio, Accounting Branch
Chief, at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at 202-551-3498 or Amanda Ravitz,
Assistant Director, at 202-551-3412 with any other questions.



                                                          Sincerely,
FirstName LastNameDavid J. Endicott
                                                          Division of
Corporation Finance
Comapany NameAlcon Inc.
                                                          Office of Electronics
and Machinery
February 19, 2019 Page 2
cc:       D. Scott Bennett
FirstName LastName